December 19, 2024

Hope Dmuchowski
Chief Financial Officer
First Horizon Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-15185
Dear Hope Dmuchowski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Information, page 98

1.     We note that your presentation of adjusted tangible common equity represents an
       individually tailored accounting measure given that the adjustment to exclude unrealized gains (losses) on AFS securities, net of tax has the effect of changing the recognition and measurement principles required to be applied in accordance with
       GAAP. Therefore, please remove the presentation of this measure from future filings.
       Refer to Question 100.04 of the Division of Corporation Finance   s
Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of
       Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Michael Henderson at 202-551-3364
 December 19, 2024
Page 2

with any questions.



                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance